July 7, 2014 Materials Prepared for the Pioneer Special Committee Project Pioneer Exhibit (c)(4)

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Key Observations Regarding CSC Presentation to the Special Committee Provided July 2, 2014
Project PIONEER
Negative Momentum in Core Business
Management estimates the EBITDA impact from the Duke/Progress transition and the loss of the PPL contract to be $4 million, not $7 million as stated by CSC
–
As management indicated previously, their estimate of the negative profitability impact of the lost Duke/Progress business is approximately $2 million
–
Management estimates the PPL contract loss to be a maximum of $2 million of gross margin
CSC’s due diligence included management discussion around a degradation of core business performance due to two additional factors:
(1) wet weather in April and (2) temporary margin pressure on the new customers from Duke transition due to learning curve
According to Management, the most significant driver of underperformance versus the FY2014 forecast was due to lower storm activity, which reduced revenue by $9.8 million and gross margin by $3.6 million
Klondyke and Pine Valley Underperformance
CSC references management-provided numbers in their commentary around recent performance (figures on page 3 of CSC
Presentation)
Management has provided CSC with significant detail on the backlog and pipeline for these businesses and remains confident in the business turnaround
Additionally, the businesses have performed in line with previously provided Management projections for 2014E (Gross Profit of $1.5 million versus prior forecast of $0.5 million)
Risk Associated with “New Opportunities” Growth
Based on our discussions with Management, CSC’s characterization of Opportunity 6 is only partially accurate. The contract is being put out to RFP but management has a high degree of confidence that Pioneer will win the business and it is expected to be sole-sourced
While Pioneer was not a finalist for Opportunity 1’s 7-year MSA contract, Management has indicated that Pioneer plans to bid for smaller projects with potentially higher margins. Therefore the profitability impact of this lost contract may be limited; additionally, the lost MSA business had ~$15 million of associated capex included in the model provided on April 9 th
____________________
Source: Management views and forecasts from Pioneer Management; CSC views from CourtSquare Presentation dated July 2, 2014.

Key Observations Regarding CSC Presentation to the Special Committee Provided July 2, 2014
Project PIONEER
Quality of Earnings
Management does not agree with CSC’s QoE adjustments to EBITDA (see next page)
In the management forecast calculation of Adjusted EBITDA, public company costs were reduced by 50% pro forma (i.e. $900k audit costs versus $1.8 million current) which management believes is very reasonable and should not be further adjusted
The $3 million adjustment for California job losses at Klondyke/PVP is, according to Management, believed to be one-time in nature and a result of start-up costs for the business and part of the learning curve of entering new territories
CSC did not provide any visibility into the other PELLC adjustment of $0.8 million in their presentation and Management would need further information from CSC to respond appropriately
FCF Underperformance and Debt-Like Items
CSC has cited a management provided estimate of $197.1 million for 6/30/14 net debt. Management’s current estimate is $196.2 million and includes Storm AR of $4.5 million which will be collected early in Q1 2015
Debt-like items that CSC appeared to include are:
–
RSI-related deferred compensation liability, which is disclosed in the Pioneer 2013 Form 10-K and has a total obligation with net present value of $5.3 million at April 27. This does not appear to be a valid adjustment given the disclosure and the fact that only
$2.1 million out of the $6.6 million is due before 2018
–
Unfunded liability from multi-employer pension, which Pioneer management and labor attorneys engaged by Pioneer view to be no liability. CSC has included a $5 million adjustment. Management indicated that any obligation would only be triggered in the unlikely event that Pioneer exited the union pension plan and reenters the market in a non-union capacity. Additionally the obligation would only be triggered if Pioneer was in the plan for a minimum of 8 years, which has not occurred
____________________
Source: Management views and forecasts from Pioneer Management; CSC views from Court Square Presentation dated July 2, 2014.

Value Perspectives
Project PIONEER
____________________
Source: Pioneer Management and Court Square presentation dated July 2, 2014.
Note: Dollars in millions, except per share figures.
(1) Net Debt as of 6/30/14E. Includes $5.8mm bonus payments accelerated to be paid at change of control.
Court Square
Perspective
Management
Perspective Comments
2014 Adj. EBITDA as of Apr-14 $83.1 $83.1 Per April Executive Presentation to Court Square
Less: Underperformance (5.3) (3.5)
Revised Adj. EBITDA $77.8 $79.6 $79.6 is based on April and May actuals and latest June management flash as of July 5
QoE Adjustments:
Public Company ($1.1) --
Klondyke / PVP (3.0) --
Other PELLC (0.8) -- No details on this adjustment
Total QoE Adjustments ($4.8) --
2014E CSC EBITDA $73.0 $79.6
6/30/14E Net Debt Forecast as of Apr-14 $191.2 $191.2
Free Cash Flow Underperformance 5.9 5.0
6/30/14E Net Debt Forecast as of Jun-14 $197.1 $196.2
Plus: Debt-like Items 10.3 --
Current Estimated Total Net Debt $207.4 $196.2
CSC Revised CSC Revised At Original CSC LOI
($11.00) ($11.00) ($12.85)
TEV
(1)
$573 $561 $619
'14E Adj. EBITDA 73.0 79.6 83.1
'14E Adj. EBITDA - Norm. Capex ($35mm) 38.0 44.6 48.1
TEV / EBITDA 7.8x 7.0x 7.4x
TEV / (EBITDA - Capex) 15.1x 12.6x 12.9x
$196.2 is latest Management estimate as of 7/3/14
Per April Executive Presentation to Court Square
For the calculation of Adj. EBITDA, Management reduced audit/internal controls costs by 50% or
~$900K for internal audit costs
Appears to include adjustment for RSI deferred compensation liability, which is disclosed in the
Pioneer 2013 Form 10-K and which is partially contained in the cash flow projections and for a perceived multi-employer union pension underfunding obligation, which Management believes is unlikely to be triggered.
These costs are associated with the CA job losses and are viewed as one-time/non-recurring

Appendix

Pioneer Storm Performance and Outlook
Appendix
____________________
Source: Management views and forecasts from Pioneer Management.
2014E Q4 2014E Full Year 2014E April 9 Forecast
Q1A Q2A Q3A Apr-9 Forecast June Estimate Apr-9 Forecast June Estimate 2015E 2016E 2017E 2018E
Revenue $3.1 $21.8 $32.1 $13.8 $3.9 $70.8 $60.9 $75.0 $75.0 $75.0 $75.0
Gross Profit $0.9 $11.7 $10.7 $4.1 $1.1 $28.0 $24.4 $22.5 $22.5 $22.5 $22.5
% Margin 29.0% 53.7% 33.5% 30.0% 27.0% 39.5% 40.1% 30.0% 30.0% 30.0% 30.0%
Estimate as of July 5, 2014
indicates 2014 storm
revenue of $64mm